EXHIBIT 99.1

News Release dated June 22, 2016, Suncor Energy announces closing of $2.9 billion bought-deal common share financing

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy announces closing of $2.9 billion bought-deal common share financing

Over-allotment option fully exercised

Calgary, Alberta (June 22, 2016) – Suncor today announced that it has completed its previously announced bought-deal offering of 82,225,000 common shares at a price of $35.00 per common share through a syndicate of underwriters led by TD Securities Inc., CIBC Capital Markets and J.P. Morgan Securities Canada Inc. (the “Offering”). The Offering includes 10,725,000 common shares issued pursuant to the fully exercised over-allotment option.  Aggregate gross proceeds from the Offering are approximately $2.9 billion.

Suncor intends to use the net proceeds of the Offering for the previously announced acquisition of an additional five per cent interest in the Syncrude joint venture and to reduce certain outstanding indebtedness in order to provide ongoing balance sheet flexibility, including for opportunistic growth transactions that Suncor may identify in the future.

The common shares were offered by way of a short form prospectus dated June 15, 2016 (“Prospectus”) that was filed with securities regulatory authorities in Canada and with the Securities and Exchange Commission (“SEC”) in the United States under the multijurisdictional disclosure system.  The Prospectus may be accessed for free by visiting EDGAR on the SEC website at http://www.sec.gov or via SEDAR at www.sedar.com.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to the intended use of net proceeds of the Offering, including its effect on Suncor’s financial flexibility and condition and in respect of the successful completion of the previously announced acquisition of an additional five percent interest in the Syncrude joint venture.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.  There can be no assurance that Suncor will realize the anticipated benefits from the use of proceeds therefrom. In addition, the intended use of the proceeds of the Offering may change if the acquisition of an additional five percent interest in the Syncrude joint venture is not completed for any reason or if management or the board of directors of Suncor determines that it would be in the best interests of Suncor to deploy the proceeds for some other purpose.

Suncor’s Management’s Discussion and Analysis dated April 27, 2016 and its most recently filed Annual Information Form, Form 40-F and Annual Report to Shareholders, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by e-mail request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov.   Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com